TRANSFER TECHNOLOGY INTL. CORP.
                                                                                                                                                                                        5501 54th Ave. North
                                                                                                                                                                                      St. Petersburg, FL, 33709
                                                                                                                                                                                               (727) 545-7800
                                                                                                                                                                        E-mail: ctrina@ttinternationalcorp.com

October 18th, 2011

Via EDGAR

The United States Securities
And Exchange Commission
Mr. Andrew Mew, Accounting Branch Chief
Mr. Robert Babula, Staff Accountant
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-0404

Re: Transfer Technology International Corp.
       Form 10-K for the Fiscal Year Ended December 31, 2010
       Filed April 15, 2011
       Form 10-Q for the Fiscal Year Period Ended March 31, 2011
       Filed June 21, 2011
       Form 10-Q/A for the Fiscal Period Ended June 30, 2011
       Filed September 21, 2011
       File No. 0-27131

Gentlemen:

As CEO to Transfer Technology International Corp. (the “Company”), I have prepared this letter with management in response to the staff’s comment letter dated October 12TH, 2011 regarding the matters listed above. The staff’s comments are reproduced below in bold italics and followed by the Company’s response also in bold. If our responses are acceptable to the staff, we will file amended and restated annual and quarterly filing as necessary to disclose the changes.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1.	Where needed we will provide further disclosure as required by items 406 and 407(d)(5) of Regulation S-K

Item 1. Business, page 3

2. Our current status of our EPA approval and sub leasing of the label through CEF formulations has been delayed due to the EPA’s unexpected request for two vs. one year of in-field testing to be completed. At last check the University of Florida had commenced a second field study to have commenced around May of this year and to be complete by now. To our best knowledge our formulation was to be included in this test group but they are extremely secretive about details of this testing.  In addition the test results would not be fully compiled until March of 2012 then we’d expect EPA feedback and possible label no earlier than May 2012 we are told from our consultants dealing with this EPA label procurement.

Regarding “Flash Off” we are still doing testing with major coatings companies over in Europe namely England to continue sample testing in their labs. This has been ongoing for over two years basically with no firm time frame of completion. As of now our canker kill patent has been legally assigned to one of our secured note holders, Mr. Michael Buckley giving him legal ownership at this time. TTi Corp currently is on hold with any further testing and marketing until such time that any resolve may be rendered with Mr. Buckley on this matter. Our contacts generated for 4 years include high level contacts at the Dept. of Defense, private ship builders and shipping ports as well as signed agreements with top level universities to share proprietary technologies back and forth.

Regarding our relationship with Cutting Edge it’s been greatly strained due to the following reasons listed below.

1.
CEF received $120,000 dollars of a $250,000 partnership for the EPA label and have produced nothing concrete at this time. This delay with the EPA was considered to be a non event from their perspective and has posed a great problem for TTI and its shareholders and in reaching our stated goals for capital funding measures to be completed in 2011 calendar year.

2.
CEF has ceased manufacturing XT-2000 orange oil used in termite eradication in our pest control subsidiary, X-Terminate, Inc. This manufacturing change came without warning and has caused the termination of our former exclusive distribution rights in the Southeast part of the United States granted by CEF to OPI as this manufacturing and distribution is now taking place from the original inventor in San Diego.

Regarding raising one million additional capital over the next 12 months

TTI has been in discussions with numerous parties including ideas of issuing debt through a series of convertible notes and/or reserve equity financing deals we’ve looked at in the past few months. At this time currently due to the unstable economy and capital markets and our current share pricing  we’ve been unsuccessful in our efforts in  capital funding nearing the one million range and will reflect a new goal of raising $250,000 over the next twelve months.

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

3, TTI understands the importance of abiding by all SEC rules of the securities act and understanding clearly that by not doing so can have severe consequences to the company thereby affecting the company and its shareholders. The company has always taken every measure to produce our filings and run our operation’s within the scope of any and all SEC law. Regarding the issuance of stock to the SB investment trust and solely due to a misunderstanding on our CEO’s behalf restricted stock was issued to the SB investment trust replacing the trust’s free trading shares that were utilized for consultants who were assisting our company at the time. The very day the company learned that this could have violated “Gypsy Swap” rules the company immediately unwound and cancelled all transactions of stock issued to the SB investment trust relating to this matter so not to break any rules and regulations. At this time the SB Investment trust only has its original stock issued prior to this oversight and was never the beneficiarary of improper stock issuances.  Even though the stock issuance to SB investment trust was unwound so that there was no violation, our auditors wanted us to make mention of it which we did.

Item 9A. Controls and Procedures, page 43

4, TTI will revise and add our perspective on our disclosure controls and procedures not being effective and why and also delete all references to those level of assurances in our most recent three filings.

5. TTi will amend its 2010 10k filing to show our internal controls over financial reporting was not effective on Dec. 31st, 2010 as requested

Item 10. Directors, Executive Officers and Corporate Governance, page 45

6.  Our board of directors comprised of 4 members until this past April in which Harry Ulrich III resigned from our board. He was present on our BOD during our 10k filing for yearend 2010.  Retired Admiral Harry Ulrich III is a highly decorated 4-star Admiral in the U.S Navy and was a fleet commander. He was intimately familiar with our “flash off” product from past dealings with the original inventor company, Preservation Sciences whereby he helped the product get introduced to the Dept. of Defense in 2004-2005 time frame. He also sits currently on two other Boards and is extremely qualified to do so.

Bill Parsons joined Senn Delaney in 1972 as an operations consulting firm. He became CEO of that company until it was sold to Arthur Andersen in 1992. He continued to run the practice until Arthur Andersen’s demise in 2002 in which he became a partner with Senn-Delaney. Mr. Parsons was a hold over board member from the predecessor company the TTi took over in 2007.  Although Mr. Parson’s recently resigned from our board just a few weeks ago he was an extremely qualified BOD member for TTI Corp. It should be noted that Parsons Partners does not exist any longer and was established solely as an investment vehicle that never gained traction.

Dr. Sandy Shultz is a medical doctor specializing in radiology. He is also one of larger investors and served dually on our scientific advisory board of directors as well to oversee any medical device technologies being reviewed internally at TTI Corp. Dr. Shultz is an experienced business man with large real estate holdings and stock investments. He has served as chief of staff at numerous hospitals in their respective radiology depts. and has numerous business enterprises in the medical field and has been a physician for over 30 years. He has been a critical board member at many levels and has been a major asset to TTI since his involvement began back in 2008.  We will revise biography as requested

7.  Parsons Partners are completely shut down and was opened as an investment vehicle for Bill Parsons personally and was never connected to Senn-Delaney in anyway.  Senn Delaney Leadership Consulting Group LLC is in the business of providing consulting services to Fortune 500 and Global 1000 companies. These services focus on shaping their corporate cultures to enable business performance. The firm began under its current name in 1978 and has an enviable track record on successfully shifting cultures. They partner with CEO’s and executive teams to define the needed cultural attributes then execute a top-to-bottom process to engage the entire organization.

8. We will provide requested disclosure of item 405 of Regulation S-K in our most recent completed fiscal year.

Item 11. Executive Compensation, page 46

9. A footnote will be added to the summary compensation table showing that the aggregate grant date fair value was computed in accordance with FASB Accounting Standards Codification topic 718.

10. per item 402 (r) of regulation S-K a tabular format will be added to describe that the aggregate grant date fair value of any stock awards were completed in accordance with FASB Accounting Standards Codification Topic 718 and will include the necessary footnote

Item 13. Certain Relationships and Related Transactions, and Director Independence, page 48

11. All disclosable items relating to related party loans pursuant to item 404(d) of regulation S-K will be further disclosed. All but two related party loans were in writing and therefore will be filed as exhibits per your request. The March loan of $3600 and the May loan for $1000 were direct quick cash loans made by the C.E.O and weren’t in writing as such but remain unpaid at this time.

Item 14. Principal Accounting Fees and Services, page 48

12. We will add further clarity in our column showing fees paid in 2009 and 2010 and double check our fees paid out are in fact correctly added together and revise. Any further disclosures required by item 14(5) of Form 10-K will be added as such

Item 15. Exhibits, page 48

13.  We will identify any exhibit index requirements pursuant to item 601(b) of Regulations S-K and re-submit in our amendment

Signatures, page 49

14.  Mr. Trina was in fact the company’s principal accounting officer at the time the form 10K for the fiscal period end December 31, 2010 was signed and therefore we will insert the proper signature block area to include Mr. Trina’s signature as principal accounting officer on the amended 10-K..

For 10-Q/A for Fiscal Period Ended June 30, 2011

15 and 16. We recognize that we were required to file interactive XBRL by the drop dead date of September 22, 2011 which included the allowable 30 day grace period. We filed the necessary XLBR data on September 21, 2011 and to management’s knowledge was in full compliance by doing so. Until we received your comment letter dated October 12, 2011 I and corporate counsel were in belief that we were fully current and compliant with our filing responsibilities. On October 13, 2011 I contacted pursuant to your offices recommendation Ms. Lilyanna Peyser, Attorney at Law who personally instructed me on what changes were needed to make a new 10-Q/A filing acceptable by the S.E.C. Based on her instructions and including a current dated and signed certification page we re-filed our form 10-Q/A on October 14, 2011. Ms. Peyser confirmed reviewing this amendment  via a phone call between us on October 17, 2011, in which she commented that we in fact mad the necessary changes required by her department. It is management’s belief as of this re-filing of our 10-Q/A on October 14, 2011 that we are currently deemed to be not only current in our filings, but also deemed to have available current public information for the purposes of the resale exemption safe harbor provided by Rule 44.

Evaluation for Disclosure Controls and Procedures, page 22

17. Our auditors noted deficiencies that can be corrected by the hiring of additional personnel to enable more dual control and increase procedures over financial and banking matters internally at TTI Corp and we continue to attempt to raise additional capital in seeking the person or persons for hire to administer further controls and procedures. At this point in time we haven’t been able to afford to hire this person or person’s however.\

In conclusion the company understands that we must be responsible for the accuracy and adequacy of its disclosure’s pursuant to all rules required by the Securities Exchange Act of 1934 and furthermore that staff comments or changes to disclosure in response to staff comments does not foreclose the commission from taking action with respect or our filings. The company further understands that it may not assert staff comments as a defense in any proceedings initiated by the commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/Christoph A. Trina

Christoph A. Trina
Chairman and CEO
TTI Corp.